UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PGIM Private Credit Fund

(Name of Issuer)

PGIM Private Credit Fund

(Names of Filing Persons (Offeror and Issuer))

Class I Shares of Beneficial Interest, Par Value $0.01 per Share

(Title of Class of Securities)

71710E309

(CUSIP Number of Class of Securities)

Class D Shares of Beneficial Interest, Par Value $0.01 per Share

(Title of Class of Securities)

71710E200

(CUSIP Number of Class of Securities)

Class S Shares of Beneficial Interest, Par Value $0.01 per Share (Title of Class of Securities)

71710E101

(CUSIP Number of Class of Securities)

Claudia DiGiacomo, Esq.

PGIM Investments LLC

655 Broad Street, Newark, NJ 07102-4410

973-802-5032

(Name, Address and Telephone No. of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin C. Wells, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP 900 G Street, N.W.

Washington, DC 20001

□	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
□	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
□	going-private transaction subject to Rule 13e-3.
□	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
□	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 28, 2024 by PGIM Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 216,166 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of March 29, 2024 (the “Valuation Date”), upon the terms and subject to the conditions contained in the Offer to Purchase dated March 28, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 24, 2024.
2.	No shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PGIM PRIVATE CREDIT FUND

By:	/s/George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary

Dated: April 30, 2024

EXHIBIT INDEX

Exhibit
107	Calculation of Filing Fee Table.